Exhibit 99.1

Seabridge Gold Inc.

Notice Of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of SEABRIDGE GOLD INC. (herein called the “Corporation”) will be held at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3 on Wednesday, June 26, 2019 at the hour of 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2018 and the auditors’ reports thereon;

2.	to fix the number of directors of the Corporation at nine;

3.	to elect directors for the ensuing year;

4.	to appoint the auditors for the ensuing year;

5.	to authorize the directors to fix the remuneration to be paid to the auditors;

6.	to approve an amendment to the Corporation’s Restricted Share Unit Plan to make directors eligible to receive awards of restricted share units, as more particularly set out in the Management Proxy Circular in respect of the Meeting;

7.	to approve amendments to the Corporation’s Stock Option Plan and Restricted Share Unit Plan to: (i) create a single combined maximum number of shares reserved for issue under all security based compensation plans of the Corporation; and (ii) to increase in the number of shares reserved for issue (but not already issued) under the Corporation’s Stock Option Plan and Restricted Share Unit Plan by 800,000 shares, such that a total of 4,048,417 shares are reserved for issue and may be issued under either the Stock Option Plan or the Restricted Share Unit Plan, at the Board’s discretion, as more particularly set out in the Management Proxy Circular in respect of the Meeting;

8.	to approve, by a majority of disinterested shareholders, the grants of 408,000 stock options to directors of the Corporation as more particularly set out in the Management Proxy Circular in respect of the Meeting;

9.	to approve, by a majority of disinterested shareholders, the proposed grant of 50,000 options to a proposed new director as more particularly set out in the Management Proxy Circular in respect of the Meeting; and

10.	to transact such other business as may properly come before the Meeting.

The Management Proxy Circular prepared in respect of the Meeting provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

This Notice and the other materials being sent to you in relation to the Meeting are being sent to both registered and non-registered shareholders of the Corporation. Registered shareholders of the Corporation will receive this Notice and a form of proxy directly from the Corporation or its agent and non-registered shareholders will receive this Notice and a voting instruction form from the intermediary holding shares on your behalf.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this Notice. Non-registered shareholders are requested to read the instructions included in the voting instruction form enclosed and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein.

DATED at Toronto, Ontario this 7th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“Rudi Fronk”

Rudi P. Fronk
Chairman and Chief Executive Officer